NEWS RELEASE
TSX Trading Symbol: BZA

AMERICAN BONANZA ANNOUNCES EXPLORATION PROGRAMS FOR
MARTINIERE GOLD PROJECT

January 19, 2006 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) is pleased to announce that exploration programs at the 100% owned Martiniere Gold Project in northern Quebec have resumed. Mobilization of a drilling rig to conduct the planned 2,000 metre drilling program awaits completion of an already started winter ice road, which is part of the logging road network. Timing for completion of the road is weather dependant but expected within a month.

The Martiniere property is located 600 kilometres northwest of Montreal and consists of 226 unpatented crown mining claims covering approximately 3,000 hectares, which are subject to a 2% Net Smelter Return royalty. Bonanza’s Fenelon Gold Project is 30 kilometres to the east and the 2 million ounce Detour Lake Gold Mine is 40 kilometres to the west. Gold mineralization at all three properties is controlled by the East-West trending Detour Lake – Fenelon Break.

Twenty-three drill holes totaling over 4,100 meters were drilled prior to 2001 by International Taurus Resources Inc. and Cyprus Canada Inc. which pre-dates National Instrument 43-101. This drilling indicates widespread gold mineralization and suggests that the high-grade mineralization is contained in veins and shoots, similar to the occurrence at the high-grade Fenelon Gold Project. As previously announced, the best gold assay from this drilling returned 14.4 grams per tonne gold over 4.2 metres and this gold mineralization is known to persist to depth and is open to expansion to depth and along strike. The nearest drill holes along strike are located over 300 metres away to the East and West. The holes to the West encountered the mineralized structure and are very strongly anomalous with gold mineralization, and the single hole to the East is likely is off strike from the mineralized structure.

The Martiniere project is located in the northern-most Harricana -Turgeon Belt region of the northern edge of the Abitibi Greenstone Belt, which includes the Matagami, Joutel, Brouillan and Casa Berardi mining districts. The region is underlain by sedimentary and mafic to felsic volcanic rocks with coeval intrusives, all of Archean age. The major structural feature in the region is the east-west trending Detour Lake – Fenelon Break. These rocks and structure are identical to the lithologies in the southern half of the Abitibi Belt, which host mines that produced over 150 million ounces of gold.

The property is entirely covered by glacial overburden. Drilling to date shows it to be largely underlain by sedimentary rocks, consisting of argillite, siltstone, graphitic argillite and related massive pyrite mineralization. These rocks host zones of strongly altered carbonatized and sericitized mafic volcanic flows and intermediate tuffaceous rocks. Only scattered areas of bedrock are exposed in small ranges of hills and along major rivers. What is known of the geology is almost entirely derived from the interpretation of geophysical surveys and drill hole data. The discovery of all deposits in the area, including Detour Lake, Golden Pond, Estrades, Joutel, Selbaie and Fenelon, were made through use of geophysical methods.

A significant quartz-carbonate vein system has been intersected by drilling on the Martiniere property over a 400 metre strike length. Drilling to date indicates a significant economic potential for this system. Additional drilling is required to determine the controls and distribution of gold mineralization and to further explore the deposit.

There is also considerable potential for the discovery of additional systems of gold mineralization on the remainder of the large Martiniere property. Geophysical data indicate numerous anomalies similar to the known discovery and intercepts of strongly anomalous gold in drill holes peripheral to the discovery zone further indicate that a robust gold system is present.

The results to date are very exciting and present the potential for a major gold discovery. A staged program of drilling and geophysical surveying is planned to further evaluate the gold system at Martiniere. The planned program includes 10 line-kilometres of IP-resistivity survey and 2,000 metres of diamond drilling. The company intends to perform the drilling in coordination with the current program on the Fenelon property.

This press release has been reviewed by Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101.

About Bonanza
Bonanza is gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its Pre-Feasibility stage Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has 85.8 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free (877) 366-4464